# SEC Schedule 13D/A (Amendment No. 17) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KAYNE DL 2021, INC., CIK 0001850787
CUSIP: 000000000
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 717 Texas Avenue, Suite 2200, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 02/13/2025
Amends the filing with accession number 0001104659-21-150372
Filed by CIK 0001480561
Persons authorized to receive notices and communications: Garon Meikle, CFO, UAW Retiree Medical Benefits Trust, 1155 Brewery Park Blvd., Suite 400, Detroit, Michigan (MI), 48207, (313) 324-5900

## Reporting persons
- UAW Retiree Medical Benefits Trust (CIK 0001480561): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 56,252.5; sole dispositive power 0; shared dispositive power 56,252.5; aggregate amount beneficially owned 56,252.5 (99.1% of the class)
- UAW Chrysler Retirees Medical Benefits Plan (CIK 0001795057): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 10,969.24; sole dispositive power 0; shared dispositive power 10,969.24; aggregate amount beneficially owned 10,969.24 (19.3% of the class)
- UAW Ford Retirees Medical Benefits Plan (CIK 0001795052): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 17,100.76; sole dispositive power 0; shared dispositive power 17,100.76; aggregate amount beneficially owned 17,100.76 (30.1% of the class)
- UAW GM Retirees Medical Benefits Plan (CIK 0001795050): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 28,182.5; sole dispositive power 0; shared dispositive power 28,182.5; aggregate amount beneficially owned 28,182.5 (49.6% of the class)
- Hershel Harper (CIK 0001794997): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 56,252.5; sole dispositive power 0; shared dispositive power 56,252.5; aggregate amount beneficially owned 56,252.5 (99.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: KAYNE DL 2021, INC.
Address of issuer's principal executive offices: 717 Texas Avenue, Suite 2200, Houston, Texas (TX), 77002

## Item 4. Purpose of Transaction
Purpose of transaction:
This Item 4 is hereby amended to include the following:

On January 15, 2025, pursuant to distribution reinvestment plans (i) UAW Chrysler Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan 39.69 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Ford Retirees Medical Benefits Plan 61.88 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW GM Retirees Medical Benefits Plan 101.98 Shares. The price per Share was $5,259.00.

On February 13, 2025, pursuant to drawdown notices delivered in accordance with the Subscription Agreements (i) UAW Chrysler Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan 917.71 Shares; (ii) UAW Ford Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan 1,430.69 Shares; and (iii) UAW GM Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan 2,357.82 Shares. The price per Share was $5,259.00.

The purpose of the transaction was to acquire securities of the Issuer for investment purposes.

The Issuer is a business development company. The Reporting Persons expect to continue to beneficially own, in the aggregate, greater than 99% of the Shares outstanding. The investment strategy and investment policy of the Issuer have been devised by, and will be implemented by, KA Credit Advisors II, LLC. The Reporting Persons do not have any plans or proposals to make any changes to the Issuer's investment policy.

The Reporting Persons may change their intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of Shares to which this Amendment No. 17 relates is 56,252.50. Such aggregate number of Shares represents 99.1% of the common stock of the Issuer. The percentage reported in this Amendment No. 17 is calculated based upon 56,769.07 Shares outstanding as of February 13, 2025 as indicated by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
The UAW Chrysler Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 10,969.24 Shares. Such Shares represent 19.3% of the Shares outstanding.

The UAW Ford Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 17,100.76 Shares. Such Shares represent 30.1% of the Shares outstanding.

The UAW GM Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 28,182.50 Shares. Such Shares represent 49.6% of the Shares outstanding.

UAW RMBT is the trust under which the Plans are established and, pursuant to Rule 13d-3, may be deemed to beneficially own the 56,252.50 Shares held by the Plans. Such Shares represent 99.1% of the Shares outstanding. UAW RMBT is an indirect beneficial owner of these Shares.

Hershel Harper is the chief investment officer of UAW RMBT, the trust under which the Plans are established, and, pursuant to Rule 13d-3 may be deemed to beneficially own the 56,252.50 Shares held by the Plans. Such Shares represent 99.1% of the Shares outstanding. Hershel Harper is an indirect beneficial owner of these Shares.
Transactions in the class effected during the past sixty days: Except as disclosed in Item 4, no transactions in the Shares were effected during the past sixty days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- UAW Retiree Medical Benefits Trust: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (02/18/2025)
- UAW Chrysler Retirees Medical Benefits Plan: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (02/18/2025)
- UAW Ford Retirees Medical Benefits Plan: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (02/18/2025)
- UAW GM Retirees Medical Benefits Plan: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (02/18/2025)
- Hershel Harper: /s/ Hershel Harper, Hershel Harper (02/18/2025)